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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SPECIAL REPORT PURSUANT TO RULE 15(d)-2

ANNUAL REPORT UNDER SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Contains only Financial Statements For the Fiscal Year Ended December 31, 2002

Commission File Number 333-96977

ILLINOIS RIVER ENERGY, LLC
(Name of small business issuer in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	30-0044341 (IRS Employer Identification No.)

1201 South Seventh Street, Suite 110, Rochelle, Illinois 61068
(Address of principal executive offices)

(815) 561-0650
(Issuer's telephone number)

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act: None

        Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☐ Yes    ☒ No

        Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy of information statements incorporated by reference in this report.    ☐

        State issuer's revenues for its most recent fiscal year: $0

        State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity, as of a specified date within the past 60 days: The aggregate market value of the units held by non-affiliates of the issuer as of March 31, 2003 was approximately $508,500

        As of March 31, 2003 the issuer had outstanding 1,313,00 Class A Units.

        Documents Incorporated by Reference: None

        Transitional Small Business Disclosure Format (Check one):    ☐ Yes    ☒ No

        This Special Report is filed under cover of the facing sheet of Form 10-KSB in accordance with Rule 15(d)-2 of the Securities Exchange Act of 1934 and contains only the financial statements for the fiscal year ended December 31, 2002 and information concerning our conclusions about the effectiveness of our disclosure controls and procedures based on our evaluation as of the evaluation date and any significant changes in internal controls subsequent to the date of the evaluation.

Controls and Procedures.

(a)
Evaluation of Disclosure Controls and Procedures.

        Our President (the principal executive officer), Floyd A. Schultz, and our Treasurer (the principal financial officer), Douglas G. Foss, have reviewed our disclosure controls and procedures within 90 days prior to the filing of this report. Based upon this review, these officers believe that our disclosure controls and procedures are effective in ensuring that material information related to us is made known to them by others within the Company.

(b)
Changes in Internal Controls.

        There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

2

ILLINOIS RIVER ENERGY, LLC
(A Development Stage Company)

REPORT OF INDEPENDENT AUDITORS

Board of Managers
Illinois River Energy, LLC
Rochelle, Illinois

        We have audited the accompanying balance sheet of Illinois River Energy, LLC, (a development stage company), as of December 31, 2002, and the related statements of operations, changes in members' equity, and cash flows for the period from inception (February 20, 2002) to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Illinois River Energy, LLC, (a development stage company) as of December 31, 2002, and the results of its operations and its cash flows for the initial period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ BOULAY, HEUTMAKER, ZIBELL & CO. P.L.L.P.
Certified Public Accountants
Minneapolis, Minnesota
February 21, 2003 (except for Note 2 for which the date is March 21, 2003 and Note 7 for which the date is March 25, 2003)

ILLINOIS RIVER ENERGY, LLC
(A Development Stage Company)

Balance Sheet

December 31, 2002

ASSETS
Current Assets
Cash and equivalents	$30,914
Prepaid expenses	3,208

Total current assets	34,122
Property and Equipment
Office equipment	20,807
Less accumulated depreciation	1,570

Net property and equipment	19,237
Other Assets
Deposits and deferred land costs	20,000
Deferred offering costs	218,078

238,078

Total Assets	$291,437

LIABILITIES AND MEMBERS' EQUITY
Current Liabilities
Current maturities of capital lease obligation	$1,030
Accounts payable	317,618

Total current liabilities	318,648
Capital lease obligation, less current maturities	5,616
Commitments and Contingencies
Members' Equity
Member contributions, net of costs related to capital contributions	568,476
Less member units subscribed	(5,500)
Deficit accumulated during development stage	(595,803)

Total members' equity	(32,827)

Total Liabilities and Members' Equity	$291,437

Notes to Financial Statements are an integral part of this Statement.

ILLINOIS RIVER ENERGY, LLC
(A Development Stage Company)

Statement of Operations

Period from February 20, 2002 (Date of Inception) to December 31, 2002

Revenue	$—
Operating Expenses
Professional fees	415,278
Project coordinator	67,500
General and administrative	135,360

Total	618,138

Operating Loss	(618,138)
Other Income
Other income	20,000
Interest	2,335

Total other income	22,335

Net Loss	$(595,803)

Net Loss Per Unit (1,254,503 weighted average units outstanding)	$(0.47)

Notes to Financial Statements are an integral part of this Statement.

ILLINOIS RIVER ENERGY, LLC
(A Development Stage Company)

Statement of Changes in Members' Equity

Balance—February 20, 2002	$—
Founders' member contributions, February 26, 2002, for 264,000 units	67,000
Seed investors' member contributions, March 8, 2002, for 1,049,000 units	524,500
Costs related to capital contributions	(23,024)
Less member units subscribed	(5,500)
Net loss for the period ended December 31, 2002	(595,803)

Balance—December 31, 2002	$(32,827)

Notes to Financial Statements are an integral part of this Statement.

ILLINOIS RIVER ENERGY, LLC
(A Development Stage Company)

Statement of Cash Flows

Period from February 20, 2002 (Date of Inception) to December 31, 2002

Cash Flows from Operating Activities
Net loss	$(595,803)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation	1,570
Change in assets and liabilities
Prepaid expenses	(3,208)
Accounts payable	178,164

Net cash used in operating activities	(419,277)
Cash Flows from Investing Activities
Capital expenditures	(13,700)
Deposits and deferred land costs	(20,000)

Net cash used in investing activities	(33,700)
Cash Flows from Financing Activities
Payments on capital lease obligation	(461)
Member contributions	586,000
Payments for costs of raising capital	(101,648)

Net cash from financing activities	483,891

Net Increase in Cash and Equivalents	30,914
Cash and Equivalents—Beginning of Period	—

Cash and Equivalents—End of Period	$30,914

Supplemental Cash Flow Information
Cash paid during the period for:
Interest	$175
Supplemental Disclosure of Noncash Investing and Financing Activities
Office equipment financed with capital lease	$7,107
Deferred offering costs in accounts payable	$139,454
Member units subscribed	$5,500

Notes to Financial Statements are an integral part of this Statement.

ILLINOIS RIVER ENERGY, LLC
(A Development Stage Company)

Notes to Financial Statements

December 31, 2002

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

        Illinois River Energy, LLC (a Delaware Limited Liability Company) to be located near Rochelle, Illinois, was organized to pool investors and to provide a corn supply initially for a 50 million gallon per year ethanol plant, with the intent to expand capacity to 100 million gallons per year after the initial plant is constructed. As of December 31, 2002, the Company is in the development stage with its efforts being principally devoted to organizational and project feasibility activities. Preliminary design preparation began in late 2002.

Fiscal Reporting Period

        The Company has adopted a fiscal year ending December 31 for reporting financial operations.

Accounting Estimates

        Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Equivalents

        The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

        The Company maintains its accounts primarily at one financial institution. At times throughout the year, the Company's cash balances may exceed amounts insured by the Federal Deposit Insurance Corporation.

Property and Equipment

        Property and equipment are stated at the lower of cost or estimated fair value. Depreciation is provided over the estimated useful lives by use of the straight-line method. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized. The present values of capital lease obligations are classified as long-term debt and the related assets are included in equipment. Amortization of equipment under capital leases is included in depreciation expense.

Deferred Offering Costs

        The Company defers the costs incurred to raise equity financing until that financing occurs. At such time that the issuance of new equity occurs, these costs will be netted against the proceeds received; or if the financing does not occur, they will be expensed.

Income Taxes

        Illinois River Energy, LLC is treated as a partnership for Federal and state income tax purposes and generally does not incur income taxes. Instead, its earnings and losses are included in the income tax returns of the members. Therefore, no provision or liability for Federal or state income taxes has been included in these financial statements.

Grants

        The Company recognizes grant income as other income for reimbursement of expenses incurred upon complying with the conditions of the grant. For reimbursements of capital expenditures, the grants are recognized as a reduction of the basis of the depreciable asset upon complying with the conditions of the grant.

Financial Instruments

        Financial instruments consisting of cash and equivalents and a capital lease obligation are carried at amounts that approximate fair value.

2.    DEVELOPMENT STAGE ENTERPRISE

        The Company was formed February 20, 2002 to have a perpetual life. The Company was initially capitalized by contributions from its founding members and later by seed capital investors. The four founding members contributed $67,000 for 264,000 units. Seed capital investors contributed $524,500 for 1,049,000 units.

        Income and losses are allocated to all members based upon their respective percentage of total units held. See Note 4 for further discussion of members' equity.

        As shown in the accompanying financial statements, the Company incurred a net loss of $595,803 during the period ended December 31, 2002 and, as of that date, current liabilities substantially exceed current assets and total liabilities exceed total assets by $32,827. Management, however, has developed a plan, which has been adopted by the Board of Managers on March 21, 2003, to defer certain accounts payable until after offering proceeds have been raised and to obtain short term financing by issuing promissory notes with warrants to certain existing members totaling approximately $125,000.

        The notes will bear interest at the prime rate plus 4% and contain a warrant to purchase one unit per $1 of principal lent to the Company at $1 per unit for five years from the date of issuance. The notes will be due upon completion of the sale of the minimum amount of units, $25,000,000, as described in Note 4 and securing a debt commitment, or if the Company is unable to close on the minimum amount of units, one year from the date of issuance. Management believes this short-term bridge financing will be adequate to meet their current obligations as they continue to raise equity financing and seek a debt commitment. The ability of the Company to continue as a going concern is dependent on the execution and success of this plan and a successful offering. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

3.    CAPITAL LEASE OBLIGATION

        Capital lease obligation consists of the following:

Capital lease obligation, at implicit rate of 14%, payable in monthly installments totaling $159 to 2007 (below)	$6,646

Total	6,646
Less amount due within one year	1,030

Net long-term capital lease obligation	$5,616

        Scheduled maturity of capital lease is as follows at December 31, 2002:

2003	$1,030
2004	1,186
2005	1,366
2006	1,573
2007	1,491

Total long-term debt	$6,646

        The Company leases equipment over a term of 5 years. The Company is obligated to pay costs of insurance, taxes, repairs and maintenance pursuant to the terms of the lease.

        Equipment includes the following amounts for capital leases at December 31, 2002:

Equipment	$7,107
Accumulated amortization	292

Net equipment under capital leases	$6,815

        At December 31, 2002, the Company had the following minimum commitments for payment of rentals under lease which at inception had a noncancellable term of more than one year:

2003	$1,908
2004	1,908
2005	1,908
2006	1,908
2007	1,590

Total lease commitments	9,222
Less amount representing interest	2,576

Present value of minimum lease payments (included in long-term debt above)	$6,646

4.    MEMBERS' EQUITY

        As specified in the Company's operating agreement, the Company will have Class A and Class B units and is authorized to issue up to an aggregate of 75,000,000 units. The Company has designated

20,000,000 units as Class B units with the remaining 55,000,000 units as Class A units. The Class B members must own a minimum of one million (1,000,000) Class B units while the Class A members must own a minimum of five thousand (5,000) Class A units. As of December 31, 2002, 1,313,000 Class A units had been sold, as indicated above. No Class B units had been sold.

        On January 10, 2003 the Company's Form SB-2 Registration Statement was declared effective by the Securities and Exchange Commission (SEC) for up to 20,000,000 Class B units and up to 45,000,000 Class A units less the number of Class B units sold. Both Class A and B units will be available for sale at $1 per unit. Should the Company not raise the minimum of $25,000,000 through this offering by May 16, 2003, subject to extension to August 31, 2003, the capital raised through the offering will be returned to the respective investors. Should the Company raise the minimum of $25,000,000 through the offering, but not yet obtain a commitment letter for debt financing from a lender, 10% of the subscription proceeds will be released to the Company to purchase the land and begin plant construction activities. Thereafter, should the debt commitment not be obtained, the remaining subscription proceeds raised through the offering will be returned to the respective investors.

5.    RELATED PARTY TRANSACTIONS

        At December 31, 2002, the Company had a member subscription receivable of $5,500 from the project coordinator as well as accounts payable of $3,750 owed to the project coordinator and $65,000 owed to the board of managers for administrative per diem expenses, who are also investors in the Company. As of December 31, 2002, the Company had incurred $67,500 of project coordinator fees, and $150,000 of consulting fees, which were paid to certain investors of the Company.

6.    INCOME TAXES

        The differences between financial statement basis and tax basis of assets are as follows:

Financial statement basis of assets	$291,437
Plus organization and start-up costs capitalized	430,573
Less book basis of fixed assets in excess of tax basis	(1,370)
Less deferred offering costs	(218,078)

Tax basis of assets	$502,562

        There were no differences between the financial statement basis and tax basis of the Company's liabilities.

7.    COMMITMENTS AND CONTINGENCIES

        The Company entered into an agreement with a member to perform consulting services for $6,750 a month which expires on February 28, 2003. The member will act as the project coordinator and be responsible for the coordination of the completion of the proposed ethanol plant. Subsequent to year end, the agreement was renewed until August 31, 2003 for $7,250 a month.

        The Company entered into an agreement with a consulting firm to perform project services including project financing, facility design and construction, and initial plant operations. The agreement required a nonrefundable fee of $110,000 and provides for additional fees based on the total project capitalization. An aggregate of 3.25% of the total project capitalization is due upon successful completion of the offering, construction and production of ethanol. An additional 0.75% of total project capitalization is due upon successful production of ethanol meeting defined specifications and guarantees. This 0.75% will be paid in nine monthly installments. The agreement expires nine months after the production of ethanol and plant operations meet the planned specifications.

        The Company entered into an agency agreement and financial services agreement with a financial institution to act as selling agent to offer and sell the units and to help the Company place the debt financing, which includes assisting and advising the Company in developing and implementing a financing strategy and evaluating financing options. These agreements require a total nonrefundable fee of $40,000 and provide for additional fees based on the total project capitalization and equity investment. A fee of 1.50% of the total equity financing of the project is due upon the release of offering proceeds from escrow and a fee of 1.75% of the total project capitalization is due at the financial close. An additional .25% of the total project capitalization is due upon successful commissioning of the plant and production of ethanol meeting defined specifications and guarantees and is payable in nine monthly installments. Total project capitalization is estimated at $68 million, excluding $1.9 million of site improvements, which the Company expects to be provided by the City of Rochelle. On March 25, 2003, management entered into a termination agreement with the financial institution and entered into new agreements on similar terms with another party. Management does not anticipate any additional cost or commitments due to the change.

        The Company entered into a finder's fee agreement with a cooperative association to provide a list of members of the cooperative and an introduction to its affiliates as potential investors in the Company. The agreement requires an initial payment of 4.00% of any investment made by a member of the cooperative due upon successful completion of the offering. This payment may be made in the form of units in lieu of cash at the option of the cooperative. In addition, the agreement requires an annual fee of 0.80% for five years based on the aggregate amount invested by the cooperatives' members. This amount is capped at $50,000 annually. The agreement is terminable upon 90 days notice by either the Company or the cooperative.

        The Company signed a design-build agreement with an engineer and general contractor to construct a plant for a fixed lump sum amount of $53.5 million. Plant construction is contingent on securing financing for the project.

        The Company entered into two option agreements for two adjacent parcels of land. The first option agreement is for a forty-eight acre parcel for which the Company made a payment of $10,000. This option, if exercised, allows the Company to purchase the land for $14,500 per acre. The second option agreement is for a thirty-eight acre parcel for which the Company made a payment of $10,000. This option, if exercised, allows the Company to purchase the land for $20,000 per acre. Both options expire on July 4, 2003. The Company considers these parcels of land as a viable site of their ethanol plant and intended expansion. The costs of these options are included in deposits and deferred land costs on the balance sheet. The option payments are nonrefundable, but will be applied to the purchase of the land for the respective sites if the options are exercised. If these options expire before they are exercised, the costs will be expensed at that time.

        The Company has had preliminary discussions with the City of Rochelle, Illinois and expects to receive a commitment from the city to assist with the construction and improvement of the transportation infrastructure to the plant.

SIGNATURES

        In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILLINOIS RIVER ENERGY, LLC
Date: April 10, 2003	By:	/s/ FLOYD A. SCHULTZ Floyd A. Schultz President and Manager (Principal Executive Officer)

        In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

        Each person whose signature appears below constitutes and appoints Floyd A. Schultz and Jay B. Fillman as his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Report and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Name	Title	Date

/s/ FLOYD A. SCHULTZ Floyd A. Schultz	President and Manager (Principal Executive Officer)	April 10, 2003
/s/ JAY B. FILLMAN Jay B. Fillman	Vice President and Manager	April 10, 2003
/s/ DOUGLAS G. FOSS Douglas G. Foss	Treasurer and Manager (Principal Financial and Accounting Officer)	April 10, 2003
/s/ DENNIS DENTON Dennis Denton	Manager	April 10, 2003

SUPPLEMENTAL INFORMATION TO BE FURNISHED WITH REPORTS FILED PURSUANT TO
SECTION 15(d) OF THE EXCHANGE DATE BY NON-REPORTING ISSUERS

We have not sent any annual report or proxy material to our unit holders.

I, Floyd A. Schultz, certify that:

1.
I have reviewed this annual report on Form 10-KSB of Illinois River Energy, LLC;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of managers (or persons performing the equivalent functions):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 10, 2003	/s/ FLOYD A. SCHULTZ Floyd A. Schultz President (Principal Executive Officer)

I, Douglas G. Foss, certify that:

1.
I have reviewed this annual report on Form 10-KSB of Illinois River Energy, LLC;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of managers (or persons performing the equivalent functions):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 10, 2003	/s/ DOUGLAS G. FOSS Douglas G. Foss Treasurer (Principal Financial Officer)

EXHIBIT INDEX

Exhibit Number	Exhibit Title
23.1	Consent of Independent Auditors
24.1	Powers of Attorneys (Included on Signature Page)
99.1	Certification pursuant to 18 U.S.C. § 1350

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INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS
ILLINOIS RIVER ENERGY, LLC (A Development Stage Company) Balance Sheet December 31, 2002
ILLINOIS RIVER ENERGY, LLC (A Development Stage Company) Statement of Operations Period from February 20, 2002 (Date of Inception) to December 31, 2002
ILLINOIS RIVER ENERGY, LLC (A Development Stage Company) Statement of Changes in Members' Equity
ILLINOIS RIVER ENERGY, LLC (A Development Stage Company) Statement of Cash Flows Period from February 20, 2002 (Date of Inception) to December 31, 2002
ILLINOIS RIVER ENERGY, LLC (A Development Stage Company) Notes to Financial Statements December 31, 2002
SIGNATURES
EXHIBIT INDEX